Athena Bitcoin Global

1332 N. Halsted St. Suite 403

Chicago, Illinois 60642

June 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Marc Thomas, Staff Accountant (202) 551-3452
Robert Klein, Staff Accountant (202) 551-3847
David Lin, Staff Attorney (202) 551-3552
J. Nolan McWilliams at (202) 551-3217

Re:	Athena Bitcoin Global
Registration Statement on Form S-1
Filed February 10, 2022 Amendment No. 1 to Registration Statement on Form S-1 Filed March 17, 2022
Amendment No. 2 to Registration Statement on Form S-1
Filed May 16, 2022
File No. 333-262629

Dear Mr. Lin:

Athena Bitcoin Global (the “Company”) confirms receipt of the letter dated June 3, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. We are responding to the Staff’s comments in this letter and are contemporaneously filing Amendment No. 3 to Registration Statement on Form S-1 (the “Amendment”). The Staff’s comments are set forth below, followed by the Company’s response:

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	You state that your common stock is quoted on the OTC Pink and that the selling shareholders may offer and sell their shares at prevailing market prices or privately negotiated prices. The OTC Pink market is not an established public trading market, therefore, you may not rely on Instruction 2 to Item 501(b)(3) of Regulation S-K. Please disclose the fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices. Make conforming revisions throughout the prospectus.

United States Securities and Exchange Commission

June 24, 2022

RESPONSE:

In response to Staff’s comments, we have amended our disclosure on the Cover Page of the Amendment as follows:

Until such time as our common stock is quoted on the over-the-counter bulletin board ("OTCBB"), or the OTCQX, or the OTCQB or listed on any national securities exchange or automated interdealer quotation system, the shares covered by this prospectus will be sold by the Selling Shareholders from time to time at a fixed price of $0.325 per share, representing the average of the high and low prices as reported on the OTC Pink on June 23, 2022. If and when our common stock is regularly quoted on the over-the-counter bulletin board ("OTCBB"), or the OTCQX, or the OTCQB or listed on any national securities exchange or automated interdealer quotation system, the Selling Shareholders may sell their respective shares of common stock, from time to time, at prevailing market prices or in privately negotiated transactions.

We have also included such disclosure on page 14 (“Offering”), and we have amended our disclosure on page 116 (“Plan of Distribution”) of the Amendment to read as follows:

The Selling Shareholders may, from time to time, sell any or all of the shares of our common stock covered by this prospectus at a fixed price of $0.325 per share, representing the average of the high and low prices as reported on the OTC Markets on June 23, 2022. If and when our common stock is regularly quoted on the over-the-counter bulletin board ("OTCBB"), or the OTCQX, or the OTCQB or listed on any national securities exchange or automated interdealer quotation system, the Selling Shareholders may sell all or a portion of their respective shares of common stock covered by this prospectus from time to time at prevailing market prices at the time of sale, at varying prices or at negotiated prices.

Prospectus Summary, page 1

2.	Please prominently disclose your net losses for the most recent audited fiscal year end and highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. Please also add related risk factor disclosure.

RESPONSE:

In response to Staff’s comment, we have amended our disclosure on the Cover Page of the Amendment as follows:

The Company had a net loss of $3,644,000 in the twelve months ended December 31, 2021, and our auditor has expressed substantial doubt about our ability to continue as a going concern. See Note 1 to our audited financial statements and “Risk Factors” on page 15 of this prospectus.

And on page 9 of the Amendment:

Going Concern

Our auditor expressed substantial doubt about our ability to continue as a going concern in its audit report dated March 31, 2022. As discussed in Note 1 to our audited financial statements, the Company has suffered significant operating losses ($3,644,000) in the fiscal year ended December 31, 2021. Even though the Company operated at a profit for prior quarters, it has not operated at a profitable level year-to-date. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern for the next twelve months. The Company has not been able to generate sufficient cash from operating activities to fund its ongoing operations and current liabilities. There is no guarantee that the Company will be able to generate enough revenue and/or raise capital to support its operations. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The ultimate impact of these matters to the Company and its consolidated financial condition is presently unknown. See also “Risk Factors” on page 15 of this prospectus.

United States Securities and Exchange Commission

June 24, 2022

And on page 15 of the Amendment:

The Company's auditors have issued a going concern opinion that the Company may not be able to continue without generating sufficient cash to fund its operations.

Our auditors and management have concluded that there is substantial doubt about our ability to continue as a going concern. The accompanying audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern. The Company had net loss of $3,644,000 in fiscal year ended December 31, 2021 and needs to generate sufficient cash from operating activities to fund its ongoing operations and current liabilities. There can be no assurances that we will ever be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. Additional equity financing is anticipated to take the form of one or more private placements to accredited investors under exemptions from the registration requirements of the Securities Act of 1933 or a subsequent public offering. However, there are no current agreements or understandings with regard to the form, time or amount of such financing and there is no assurance that any of this financing can be obtained or that the Company can continue as a going concern. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital and no assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which may cause investors to lose their entire investment.

We are a global business, page 6

3.	We note your reference and inclusion of the Master Service Agreement and related Addendums (collectively the “MSA”), which are filed as Exhibits 10.24 to 10.27 to the Form S-1. We also note your related discussion of the various services, rights, obligations and terms under the MSA throughout the filing. Such terms include $2,666,800 charges for installation of the white label machines, the sale of the POS terminals, the monthly maintenance, the monthly software maintenance and the service fees, which have been billed to the El Salvador Government during fiscal 2021, as well as the initial advance fee of $3.5M, as well as software development costs. Please reconcile these various services being offered and provided, as referenced in your responses and disclosures, to the actual sections, terms and language in the MSA.

RESPONSE:

We have the updated our disclosure on page 6 and 7 of the Amendment in response to the Staff’s comment above and included the following change to page 8 to reconcile services offered and provided to the actual sections, terms and language in the MSA.

United States Securities and Exchange Commission

June 24, 2022

Specific Nature of Services	Contract 51/2021 (Installation and Maintenance of Chivo ATMs)	Contract 56/2021 (Development of Chivo Wallet, alternative version of SA1)	Service Addendum 1 (Phase 1: Service Fees for Chivo Ecosystem)	Service Addendum 1 (Phase 2: Service Fees USA Based Activities)	Service Addendum 2 (Importation, setup, and distribution of POS terminals)	Totals
Term	July 30, 2021 - July 30, 2024	August 20, 2021 - December 31, 2021	August 15, 2021 – December 31, 2021	September 7, 2021- December 31, 2022	August 20 - September 7, 2021
Exhibit	10.25, Sec 2 par 3 10.27, Sec 5.2	10.26 Sec I & 10.27, 5.1	10.27, 5.1	10.27, 5.2	10.27, SA 2 Sec 3 line item 1
Contract Status	Completed	Completed	Completed	Completed	Completed
Cash Received as of December 31, 2021(1)	$800,000	$3,500,000(3)	$88,000	$–	$360,000	$4,748,000
Unbilled Amounts	$–	$500,000(4)	$–	$–	$–	$500,000

Income Statement Items:
Revenue for 12 months ended December 31, 2021	$1,685,000	$–	$584,000	$38,000	$360,000	$2,667,000
Revenue for three months ended March 31, 2022	$1,044,000	$–	$–	$9,000	$–	$1,053,000

Balance Sheet Items: (2)
Accounts Receivable as of December 31, 2021	$885,000	$–	$496,000	$38,000	$–	$1,419,000
Accounts Receivable as of March 31, 2022	$1,929,000	$–	$496,000	$47,000	$–	$2,472,000

Revenue Recognition	Completed	Pending(5)	Completed	Completed	Completed

(1)	There was no additional collection of accounts receivable for the three months ending March 31, 2022.
(2)	None of the amounts billed and recorded as accounts receivable as of March 31, 2022 and December 31, 2021 was disputed by the government of El Salvador.
(3)	The Company presented invoice to the government of El Salvador pursuant to the terms of Contract 56/2021 for the initial payment of $2,000,000 on August 26 2021. The Company partially billed the government of El Salvador for the second payment schedule as outlined in Section 2 on October 21, 2021 for $1,500,000. This amount was as verbally agreed by the parties against the milestone completed for that period and the remaining balance of the contract will be billed separately (see note 4 below). The total amount received was recognized as Advances for revenue contracts in the Consolidated Balance Sheets of the periods ending December 31, 2021 and March 31, 2022.
(4)	On of June 9, 2022, the Company presented to the government of El Salvador a billing for the remaining portion the original contract net of IVA.
(5)	Upon receipt, the remaining contract amount the Company will record it as additional Advances for revenue contracts and will be properly recognized as Revenue per ASC 606 guidelines.

United States Securities and Exchange Commission

June 24, 2022

We are a global business, page 6

4.	Please indicate if the MSA included in Exhibit 10.24 is the official legally enforceable signed agreement given the disclosure in sub-note 4 in Service Addendum I, in regard to the definition of IVA as well IVA4. Further, indicate who signed the MSA agreement for the “Republic Entity” and indicate why there is no effective date of the Service Addendum.

RESPONSE:

In response to Staff’s comments, we confirm that the MSA included in Exhibit 10.24 and the Service Addendums included in Exhibit 10.27 are the official legally enforceable signed agreements. Alejandro Zelaya, the Minister of Finance, of the government of El Salvador was the signatory for the Republic Entity. In accordance with section 1.2 (iii) of the MSA, it was the parties’ understanding that the effective dates for the Service Addendums 1 and 2 would be the same as the effective date of the Master Services Agreement—August 20, 2021. All three agreements were signed contemporaneously.

Risk Factors, page 12

5.	Please add a risk factor describing the risks if restricted securities are resold without registration or an available exemption. We note your disclosure in Note 25 to the Consolidated Financial Statements.

RESPONSE:

In response to Staff’s comments, we have amended our disclosure on page 33 of the Amendment:

The Company and its Common Stock may be negatively affected if any of the Company’s restricted securities are resold without registration or an available exemption from registration requirements under the Securities Act.

On March 17, 2022, the Company learned that one million shares of its restricted common stock owned by an existing shareholder was transferred by its transfer agent to another party. Such shares were subsequently deposited by a new holder into Depository Trust Company (see Note 25 of the Company’s audited financial statements), and some portion of said shares (approximately 50%) has been sold on the trading market. Our stock certificates representing restricted shares of common stock carry a legend that states that such shares “have not been registered under the Securities Act of 1933, and may not be sold, transferred, or otherwise disposed unless, in the opinion of counsel satisfactory to the issuer, the transfer qualifies for an exemption from or exemption to the registration provisions thereof.” The transfer took place without the Company’s knowledge, approval or required authorization. The Company has immediately notified the relevant parties to cease any sales of such shares into the public market, and has been assured by the new holder that no shares will be sold pending the Company’s ongoing investigation. The Company believes that even though it was an unusual event (and the Company took immediate remedial steps to ensure that the resale of such shares was immediately ceased and prevented in the future, including termination of its transfer agent), any future sale of restricted and unregistered securities without registration or an available exemption can expose the Company and its Common Stock to the number of adverse consequences, including: (i) regulatory scrutiny, investigations, enforcement or other actions, potentially preventing or delaying us from offering our shares or trading our stock, which could negatively impact an investment in the Shares; (ii) decline or volatility of the market price of our Common Stock as a result of sales of a material number of shares of our Common Stock in the thinly trading public market, or (iii) securities litigation targeting the Company which could result in substantial costs and which could harm our business.

United States Securities and Exchange Commission

June 24, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue Recognition for the Sale of IP to Government of El Salvador, page 34

6.	As it relates to the intellectual property license rights, please revise to address the following:

•	The basis for the disclosure that the company has satisfied its obligation with the Government of El Salvador given that the XPay acquisition has not been finalized.
•	Address what will be provided to the El Salvador Government upon completion of the XPay acquisition.
•	Address whether any of the $3.5 million in advances received from the El Salvador Government are refundable for any reason.
•	Disclose the amount of intellectual property revenues which have been recorded in both fiscal 2021 and fiscal 2022 as well as any payment amounts received from the Government of El Salvador.
•	Indicate if the company has been utilizing the advance proceeds in their operating activities and for liquidity purposes given the working capital deficit at December 31, 2021.
•	Please revise to disclose the amounts owed and payable to Arley Lozano, principal beneficial owner of Vakano Industries and XPay, upon completion of the transaction, the sources of funds to be utilized and how these costs will be reflected in the financial statements.
•	Disclose the impact of the Government of El Salvador’s discontinued use of the Company’s software of operating activities in the country. We note the response to comment 12. Please revise to disclose that the El Salvador government controls the private keys in the digital asset ATM transactions.

RESPONSE:

In response to Staffs comments, we have amended our disclosure in the Amendment and made the following changes as noted below:

The Company believes that it has satisfied its obligations to the government of El Salvador pursuant to the requirements of the Master Services Agreement (the “MSA”) with respect to the delivery of the Intellectual Property, as that term is defined in the MSA, even though the XPay acquisition has not been finalized. Section 3.1 of the MSA states as follows in the relevant part:

“3.1 Assignment of Intellectual Property. Company hereby assigns to Ministerio de Hacienda, Company's entire right, title, and interest in and to any Intellectual Property Rights, hereafter made or conceived solely or jointly by Company or its Affiliates while working for or on behalf of Ministerio de Hacienda pursuant to the terms of the MSA or any Service Addendum, which relate to the "Foreground IP". Company shall disclose all Foreground IP promptly to Ministerio de Hacienda. Company shall, upon request of Ministerio de Hacienda, promptly execute a specific assignment of title to Ministerio de Hacienda or its Entities and take all other actions reasonably necessary to enable Ministerio de Hacienda to secure for itself all Foreground IP in El Salvador, the United States or any other country. (…)”

The Company fully performed under the terms of the contract and provided to the government of El Salvador, digital wallet platform in satisfaction of the MSA. The Intellectual Property “made or conceived” while the Company was working for the government of El Salvador constitutes the sole property of the government of El Salvador. As further required by Section 3.1, the Company disclosed all Foreground IP (as defined in the MSA) to the government of El Salvador and the Company has taken all other reasonable actions that were necessary to enable the government of El Salvador to secure such Intellectual Property for itself. Pursuant to Section 3.1 of the MSA, the government of El Salvador may request the Company to execute a specific assignment of title and we are willing to do so, however, as of the date of this prospectus, we have not received such a request.

United States Securities and Exchange Commission

June 24, 2022

In addition, in consideration for our previous payments of $1,595,000 in the aggregate to the owners of XPay (see Note 15 on page F-29 of our financial statements) we had and continue to have the legal right to transfer the ownership of such intellectual property to the government of El Salvador. In Section 3.5 of the MSA, the government of El Salvador has granted to the Company a perpetual worldwide right and license to all Technology (as defined in the MSA) included in the Intellectual Property. Section 3.5 states as follows:

“Ministerio de Hacienda hereby grants to Company a non-exclusive, non-transferable, royaltyfree, fully paid-up, perpetual, worldwide right and license, to use, evaluate, test, install, integrate, modify, and reproduce all Technology in the Foreground IP (excluding the use of the compiled binaries of the Bitcoin Chivo Wallet) for any purpose, including for use in products or services provided by Company to third parties.” (…)

Upon completion of the acquisition of XPay, the Company is not required to provide any additional documentation to the government of El Salvador. In the event that the XPay acquisition is not closed, any intellectual property or rights that are not included in the Intellectual Property and/or Technology, as defined in the MSA, or otherwise subject to the restrictive provisions of the MSA, would remain the property of the owners of XPay, which could have a negative effect on the Company’s future business operations. Please see also on page 29 of the Amendment, Risk Factors – “Our inability to close X-Pay acquisition and obtain the right to use certain intellectual property may negatively affect our business.”

The payments made by the government of El Salvador for the Intellectual Property are non-refundable based on the terms of our invoice statement as accepted and agreed by to and fully paid by the government of El Salvador.

On page 8 of the Amendment, the Company outlined the amounts related to the Advances for revenue contracts for the sale of Intellectual Property to the government of El Salvador (see column 2 of the table on page 8).

On pages 6 and 42 of the Amendment, the Company has amended its disclosure to indicate that the Company has been using the advances received in its operating activities.

On page 89 of the Amendment, the Company has amended its disclosure to read as follows:

“Mr. Lozano, and collectively the other owners, of XPay will receive 270 million of the Company’s shares of common stock and a payment of $1,405,000 if the acquisition of XPay was to close on the terms set forth in the Letter of Intent.”

On page 89 of the Amendment, the Company has amended its disclosure to read as follows:

“The Company plans to use a combination of cash on hand, operating cash flows, new investment funds, and borrowings to pay for the XPay acquisition.”

On page 7 of the Amendment, the Company has amended its disclosure to indicate that the discontinuation of the Company’s software on December 15, 2021, instead of December 31, 2021, when that portion of the MSA and Service Addendum 1 was scheduled to terminate, has not impacted the operating activities in the country, and the Company was paid for the services through the end of the period (December 31, 2021).

United States Securities and Exchange Commission

June 24, 2022

Revenue Recognition for the Sale of Digital Assets, page 36

7.	Please revise to remove the reference to the PWC ASC 606 Guide and ensure your disclosures refer to authoritative guidance.

RESPONSE:

In response to Staff’s comment, we have revised our disclosures on page 43 to refer to authoritative guidance and additional information appears in our response to Staff’s comment 8 referenced below.

8.	We note your response to comment 9 and revised disclosures beginning on page 37. Please revise your disclosures to address the following:

•	Disclose how you considered ASC 350-10-40 in the determination of your accounting for the derecognition of nonfinancial assets.
•	Revise your revenue recognition policy disclosures beginning on page F-10 to provide more fulsome disclosure of the scoping, authoritative guidance and application of your various revenue streams.

RESPONSE:

In response to Staff’s comment, we have expanded our disclosure on page 43 of the Amendment with the following discussion of our accounting treatment with reference to ASC 350-10-40:

Revenue Recognition for the Sale of Digital Assets

Through our Athena Bitcoin ATM machines, we buy and sell various Digital Assets as described below at an offer price that changes according to the prevailing market wide price of that Digital Asset. We control all aspects of the transaction done at our Athena ATMs and we record those transaction on a gross basis as we act as a principal in such sales. Through our White-Labeled ATMs, which we operate on behalf of service clients, we facilitate the buying and selling of various Digital Assets at prices that change according to the prevailing price, but that are set by the service clients. Through our discontinued BitQuick platform, we connected sellers of Digital Assets with buyers of Digital Assets. We facilitated the transaction and communication between the seller and buyer, but did not have custody, control, or ownership of the Digital Asset. In transactions where the Company does not own and control the Digital Asset, our accounting policy is to record those transactions on a net basis as we act as an agent.

As discussed elsewhere, the Company accounts for its Digital Assets as indefinite-lived intangible assets in accordance with ASC 350, Intangible—Goodwill and Other. When we derecognize a Digital Asset, which was previously owned and controlled by the Company, such as in a sale transaction, our policy is to account for it within the scope of ASC 606, Revenue from Contracts with Customers.

United States Securities and Exchange Commission

June 24, 2022

ASC 350-10-40-1 provides guidance on the derecognition of intangible assets and states that an entity shall account for the derecognition of a nonfinancial asset, including an in substance nonfinancial asset, within the scope of Topic 350 in accordance with Subtopic 610-20 on gains and losses from the derecognition of nonfinancial assets, unless a scope exception from Subtopic 610-20 applies. Our conclusion is that the scope exception does apply to these transactions as outlined below and therefore the Company should account for these transactions within the scope of ASC 606.

We consider a counterparty in a Digital Asset sale transaction to be our customer. We use the ASC definition of customer—a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. The sale of Digital Assets is part of the Company’s ordinary activities and therefore any counterparty that has contracted with the company to obtain a Digital Asset in exchange for consideration is a customer for the purposes of revenue recognition.

ASC 350-10-40-3 provides guidance on the criteria for evaluation of the contract in a transfer of a nonfinancial asset specifically the nature of the contract required to derecognize the nonfinancial asset. ASC 606-10-25-1 contains five such criteria to evaluate the contract. We have evaluated all of our methods of selling Digital Assets and have determined that all five criteria are met in the sale of Digital Assets to a customer. Specifically, we have a contract approved by both parties, the ownership rights of the digital assets to be transferred are clear, payment terms are clear, there is clear commercial substance, and there is clear evidence that the Company will collect payment.

We apply the guidance of ASC 610-20-15-4(a) excluding transfers of non-financial assets in a contract with a customer from the scope of ASC 610. We have established a clearly identifiable customer and a contract to deliver a Digital Asset to that customer. The guidance further states that such excluded transactions should be accounted for within the scope of ASC 606. Our analysis of the nature of the customer relationship and the contract leads us to the conclusion that this scope exception applies and therefore we apply the guidance of ASC 606 to account for the derecognition of a Digital Asset.

When the Company facilitates the sale of a Digital Asset that it does not own or control, we do not account for the sale on a gross basis, instead we account for the service offered to the seller of the Digital Asset on a net basis. In making this agent vs. principal determination we evaluate if the Company has ownership, custody, or control. In our analysis of those rights, we have concluded that the Company does not own, control or custody the Digital Assets. Specifically, the Company does not have custodial rights such as the ability to pledge the asset, hypothecate, or otherwise encumber the asset. The Company does not have the ownership rights to the future economic benefits from the Digital Asset; it does not have discretion over pricing of the Digital Asset; nor does the Company bear the price risk associated with ownership of the Digital Asset. Therefore, the Company has concluded that in these circumstances it is acting as an agent of the seller and not as a principal.

When we sell a Digital Asset as a principal that was accounted for as an indefinite-lived intangible asset, we have a single performance obligation, which is satisfied at the point in time when control of the Digital Asset has transferred. When we facilitate the sale of a Digital Asset for a services client, we may have one or more obligations to provide services to the seller of the Digital Asset.

Our description and analysis for each method of selling a Digital Asset follows including a step-by-step description of how we deliver these services. Although these steps are done sequentially, they are completed from start to finish in a matter of minutes or hours and are treated as point in time transactions with a single performance obligation by the Company. Further the Digital Assets the Company sells are fungible and would have the same value to any other customer and client. During the performance of these Transactional Steps, the Company does not create an asset with an alternative use or an asset that is unique to the customer. Finally, these transactions, where the Company acts as a principal in the sale of a Digital Asset, do not create an Accounts Receivable or a prepayment. All transactions are settled same day.

United States Securities and Exchange Commission

June 24, 2022

9.	We note your response to comment 8 and revised disclosures beginning on page 40 regarding the sale of crypto assets via white-label services, for which you have concluded that the Company is acting as an agent and recognize revenue on a net basis. Please revise your disclosures and provide us with a more fulsome gross vs. net analysis, citing each of the specific criteria evaluated. Ensure your response and analysis explains your consideration of each of, but not limited to, the following aspects:

•	the Company must operate the White-Labeled ATMs including keeping them stocked, online, and ready to function;
•	the Company must deliver a Digital Asset to the address specified by the ATM user immediately after the funds are inserted;
•	the price that the Service Client will sell a Digital Asset is computed by the Company by taking the then prevalent price of the Digital Asset and applying a markup;
•	the Company verifies the authenticity of the funds received by the user;
•	the Company has the obligation to purchase Digital Assets, from time to time, at its discretion to replenish the Digital Asset used in this transaction and other transactions; and
•	the Company assumes some limited amount of price risk between the price set by the services client in Step 1, and the price at which the Company is able to purchase replacement amounts of Digital Assets.

In addition, quantify the gross components of the white-label services revenues and expenses for each reporting period.

RESPONSE:

In response to Staff’s comments, we have revised our disclosure in the Amendment on page 51 as follows:

The Company has evaluated these performance obligations and has determined, and our auditors concur, that the Company acts as an agent in these transactions. In our analysis there are three relevant parties involved in the delivery of Digital Assets to the user of a White-Label ATM: the Company, the user of the White-Label ATM and the Service Client. Specifically in performance obligations (b) and (f), the Company must rely on the Service Client for the Digital Asset which it has not established control over per the definition of control in ASC-606-10-25-25.    The Service Client will determine the price, specifically the markup over prevailing prices of Digital Assets, that the Company will use in the sale of Digital Asset to the ATM user. Per the indicator of control found in ASC 606-10-55-39(c), because the Company does not have discretion in establishing the prices for the Digital Assets the Company is not in control of the Digital Asset and is therefore an agent.

As an agent, we record the fees (monthly and/or per transaction) we receive from the Service Client as revenue and costs of providing and operating the White-Label ATMs as expenses. If we were a principal in these transactions, we would also record the gross amounts of sales and purchases of Digital Assets as revenue and costs.

We believe that the disclosure of the net amounts will provide readers of Amendment more meaningful information about our business than the disclosure of the gross components. We only have one client using our White-Label ATMs as of the date of this Amendment. Therefore, disclosures of gross components of revenue and expenses for the White-Label ATMs may be contrary to our confidentiality agreement with a customer and may provide information to a potential customer or competitor that could be confusing, misleading, or potentially harmful to our ongoing operations and market competitiveness.

United States Securities and Exchange Commission

June 24, 2022

BitQuick, page 42

10.	We note your response to comment 13 and revised disclosures beginning on page 42 regarding your BitQuick revenue arrangement, for which you have concluded that the Company is an agent and recognize revenue on a net basis. Please revise your disclosures and provide us with a more fulsome gross vs. net analysis, citing each of the specific criteria evaluated. Ensure your response and analysis explains your consideration of each of, but not limited to, the following aspects:

•	Your response indicates that the Company ‘“did have possession of some cryptographic key information.” Explain, more specifically, what key information the Company possessed.
•	The response indicates that the Company does not take control; however, you also state that “any control the Company had was incidental.” Reconcile these statements and explain how you considered it to be incidental.
•	Tell us if the Company controlled or had access to the multi-signature wallet where the digital assets were held. Tell us if any other parties had control or access over the wallet.
•	Explain how pricing is determined in this arrangement.
•	Further explain the relationship between the Company’s conclusion to recognize an asset, in these arrangements, for the digital assets that the Company takes control of and subsequently delivering those digital assets with the view that the Company is acting as an agent.
•	Quantify the gross components comprising the net revenue from the BitQuick arrangements for each reporting period.

RESPONSE:

In response to Staff’s comments, the Company maintained a multi-signature wallet where the user’s crypto assets (Bitcoin) were stored. The Company had 1 of 3 cryptographic keys and needed input from users to move or otherwise use the crypto asset. The buyer and seller also held cryptographic keys in this multi-signature wallet that was used in the BitQuick platform. Two of the three keys were necessary to sign a Bitcoin transaction to spend the Bitcoin. In this arrangement, the Company was not a custodian, but did safeguard cryptographic keys for users of the platform. The use of the Company’s cryptographic key was to transfer ownership and control of the crypto asset from a seller to a buyer on the Company’s BitQuick platform.

Pricing for Bitcoin was determined by the seller. Prices were represented as markups to prevailing Bitcoin prices and at no time were determined by the Company.

The Company’s decision to recognize an asset and a corresponding liability predated and is in-line with the guidance in Topic 5:FF and SAB 121. Our policy was to recognize our obligations to the users of the platform for those assets, but not to indicate that they were owned by the Company. The Company was the provider of a platform, and the transactions were between the seller and the buyer with the Company facilitating the transaction for a fee, calculated as a percentage of the transaction amount.

United States Securities and Exchange Commission

June 24, 2022

To better describe the nature of our obligations as an agent in the facilitation of the sale of a crypto asset we have added this description to the table on page 52 of the Amendment to explain the nature of these transactions:

Types of Digital Asset Sales	Transactional Steps and Activities
Facilitation of Sale of Digital Assets via BitQuick	606 Evaluation

1. Contract with Customer:   The Company has contracted with a Bitcoin Seller to deliver to a Bitcoin Buyer an amount of Bitcoin. The Terms of Service that govern this contract were available on the BitQuick website when the service was in operation.

2. Separate Performance Obligations in the Contract:

a) Bitcoin Buyer must make a deposit of cash into the bank account of the Bitcoin Seller. This was done “in-person” by the Bitcoin Buyer at a branch of the Bitcoin Seller’s bank. At no time were the funds in the possession, custody, or control of the Company.

b) Bitcoin Seller must acknowledge the payment made by Bitcoin Buyer to their bank account and give their affirmative consent to the Company to deliver the Digital Asset, which is owned and controlled by them in a multi-signature wallet that they have control over.

c) Company must provide a website that connects buyers with sellers and a communication tool for buyer and seller to interact. The Company also operated a non-custodial multi-signature wallet to allow the escrow of Bitcoin from the control and ownership of the Seller to the control and ownership of the Buyer.

3. Determine Transaction Price: Transaction Fees: The Company collected a fee as a percentage of the gross sale amount paid by the Buyer directly to the Seller. The fee was collected in Bitcoin. The Bitcoin Seller controls the price, measured as a markup over prevailing market wide Bitcoin prices, that the Bitcoin Buyer will pay. The Company does not determine the price of the transaction.

4. Allocate the Transaction Price to Performance Obligations: This contract contains a single performance obligation. The transaction price is the service fee and is entirely allocated to the performance obligation.

5. Recognition of Revenue When Company Satisfies Performance Obligation: The Company recognized the service fee revenue, at a point in time, when the performance obligation is satisfied. The performance obligation is satisfied when the customer obtains control over the Bitcoin purchased.

Step 1.

Digital Assets, indefinite-lived intangible assets, are owned by the Bitcoin Seller and offered for sale on the BitQuick platform that the Company offered.

The Bitcoin Buyer initiates a transaction by choosing a Bitcoin Seller’s offer from those listed on the BitQuick platform website. The Company then facilitated certain communications between the Seller and the Buyer including giving the banking information of the Seller to the Buyer.

The price that the Seller will sell an amount of Bitcoin is displayed in the Bitcoin Seller’s offer and is set by the Bitcoin Seller.

During this Step, the Digital Assets are owned and controlled by the Bitcoin Seller. They retain all rights to the future economic benefits of the Bitcoin.

United States Securities and Exchange Commission

June 24, 2022

Step 2.

The Bitcoin Buyer deposits funds into the Bitcoin Seller’s bank account by visiting a branch of that bank, filling out an appropriate deposit slip, and making a cash deposit.

The funds used in this portion of the transaction are owned by the Bitcoin Buyer and are never in the possession, control, or custody of the Company. They are directly deposited into the Bitcoin Seller’s bank account and are never in the Company’s bank account.

Step 3.

The Bitcoin Buyer sends a picture of the receipt they received from the Seller’s Bank when the Buyer made the deposit. The Company’s systems then evaluated the receipt and facilitated communications between the Buyer and the Seller. If the Seller concurred that the deposit was properly made and for the amount specified in their offer, they would make such an acknowledgement to the Company’s systems which would then facilitate the transfer of ownership of the Bitcoin from the Seller to the Buyer.

At the conclusion of this Step the Digital Assets are owned and controlled by the Bitcoin Buyer. At no time does the Company take ownership of the Bitcoin. The responsibilities of the Company were to facilitate the communications, between the Bitcoin Buyer and the Bitcoin Seller.

Custody	The Company had 1 of 3 cryptographic keys and needed input from users of the BitQuick platform to move or otherwise use the Digital Asset. The Buyer and Seller also held cryptographic keys in this multi-signature wallet that was used in the BitQuick platform. Two of the three keys were necessary to sign a Bitcoin transaction to spend the Bitcoin. In this arrangement, the Company was not a custodian, but did safeguard cryptographic keys for users of the platform. The use of the Company’s cryptographic key was to transfer ownership and control of the crypto asset from a Seller to a Buyer on the Company’s BitQuick platform.
Third Party Reliance	The Company relies on the Bitcoin Seller to provide the Digital Asset used in this transaction. The Company does not hold Digital Assets for the purpose of selling Digital Assets in this arrangement.
Not a Broker	The Company does not actively acquire Digital Assets from other third parties or take control of the Digital Assets from third parties during the transaction steps described above. If the BitQuick platform did not have Seller offers of sufficient Digital Assets to complete Step 1, then the Bitcoin Buyer would not be able to initiate a transaction.
Use of Proceeds	The Company receives a fee for facilitating the transaction between the Bitcoin Buyer and the Bitcoin Seller. That fee was then used for normal corporate operations including marketing the BitQuick service.

United States Securities and Exchange Commission

June 24, 2022

Accounting

BitQuick earns revenue from service fees calculated as a percentage of the purchase value for facilitating a peer-to-peer exchange transaction between sellers and buyers that utilize this channel. We do not control the Bitcoin used in these transactions and only facilitate the connection and communication between buyers and sellers. We act as an agent (vs. principal) in these transactions which requires net treatment for revenue and for corresponding costs. This revenue is recognized on a net basis and not the gross value of user transactions.

The Company has evaluated the performance obligations of the BitQuick service and has determined, and our auditors concur, that it acts as an agent in these transactions. In our analysis there are three relevant parties involved in the delivery of Digital Assets to the buyer on the BitQuick platform: the Company as provider of the platform, the seller of Bitcoin and the buyer of Bitcoin. The Company must rely on the Bitcoin Seller to provide the Digital Asset. The Company has not established control over the Digital Asset as control is defined in ASC-606-25-25. The Seller is responsible for fulfilling the promise to provide the Digital Asset and the Seller is responsible for inventory risk before the Digital Asset is transferred to the Buyer. The Seller will determine the price, specifically the markup over prevailing prices of Digital Assets, that the Buyer will pay. Per the indicators of control found in ASC 606-10-55-39, because the Company: (i) does not have primary responsibility for fulfilling the promise to deliver the Digital Asset; (ii) does not hold inventory risk before the Digital Asset is delivered to the buyer; and (iii) does not have discretion in establishing the prices for the Digital Assets; the Company is not in control of the Digital Asset and is therefore an agent.

The Company includes on its Balance Sheet an asset representing the market value of the Bitcoin held for delivery to Bitcoin Buyers on the BitQuick platform and a corresponding liability. On March 31, 2022, the SEC’s staff in the Division of Corporation Finance and the Office of the Chief Accountant released a Staff Accounting Bulletin (SAB) numbered 121 relating to the accounting for obligations to safeguard crypto assets when an entity holds such crypto assets for platform users. The SEC’s staff has also released guidance in Topic 5:FF regarding the accounting treatment of obligations to safeguard crypto assets. The Company has adopted this guidance for the presentation of its Financial Statements for the period ending March 31, 2022.

The gross transaction volumes for BitQuick were $6,051 and $709,460 for the quarters ended March 31, 2022, and March 31, 2021, respectively. The gross transaction volumes for BitQuick were $1,273,973 and $3,986,412 for the years ended December 31, 2021, and December 31, 2020, respectively. We do not know the cost basis of the Digital Assets used in BitQuick transactions because the Company never takes ownership of the Bitcoin; the Company does not keep a FIFO queue for such Bitcoin; and the Company does not know at what prices the Bitcoin Sellers may have acquired such Bitcoin. Therefore, we are not able to provide a presentation of the gross costs with respect to those gross transaction volumes. The gross amounts are not included in our financial statements and are not reviewed by our auditors.

United States Securities and Exchange Commission

June 24, 2022

Future Accounting Treatment, page 43

11.	The guidance in Topic 5:FF is required to be applied in the most recent registration statement amendment applied retrospectively as of the beginning of the most recent annual period ending before June 15, 2022, provided the filing also includes a subsequent interim period that also reflects application of this guidance. Please revise to clearly state the Company's date of adoption of the SAB and impact from adoption.

RESPONSE:

In response to Staff’s comment, the Company has interpreted the guidance in Topic 5:FF in three parts.

With respect to the Company’s discontinued BitQuick service, the Company believes that in accordance with the guidance contained in Topic 5:FF, the maintenance of cryptographic key information necessary to make certain transfers of the Digital Assets, constitutes safeguarding of such Digital Assets by the Company. Prior to the issuance of the guidance in Topic 5:FF, the Company had a policy to include the Crypto Assets held for delivery to BitQuick users and a corresponding liability. We have revised our disclosure to disaggregate the Crypto Assets held on our balance sheet pending delivery to BitQuick customers and the corresponding liability as follows:

Our previous statement was “Crypto assets held include Bitcoin in possession of the Company pending delivery to BitQuick customers. An equivalent amount is included in the other current liabilities as amounts owed to customers in the Consolidated Balance Sheets.”

We have revised our disclosure on page F-13 of the Amendment to read:

The Company includes in Crypto assets held on its Balance Sheet an asset representing the market value of the Bitcoin held for delivery to Bitcoin Buyers on the BitQuick platform and a corresponding liability. On March 31, 2022, the SEC’s staff in the Division of Corporation Finance and the Office of the Chief Accountant released a Staff Accounting Bulletin (SAB) numbered 121 relating to the accounting for obligations to safeguard crypto assets when an entity holds such crypto assets for platform users. The SEC’s staff has also released guidance in Topic 5:FF regarding the accounting treatment of obligations to safeguard crypto assets. The Company has adopted this guidance for the presentation of its Financial Statements for the period ending March 31, 2022. There was no material effect in adopting this guidance because the Company’s previous policy was in-line with this guidance.

We have also made the following disclosure on page F-20 of the Amendment:

Crypto assets held include Bitcoin safeguarded by the Company pending delivery to BitQuick customers. An equivalent amount is included in the other current liabilities as amounts owed to customers in the Condensed Consolidated Balance Sheets; as of March 31, 2022 and December 31, 2021, 6 Bitcoin with a fair market value of $286,000 as of March 31, 2022 and 8 Bitcoin with a fair market value of $388,000 as of December 31, 2021.

United States Securities and Exchange Commission

June 24, 2022

For the Company’s sale of Intellectual Property to the government of El Salvador for the purpose of enabling their digital wallet platform, the Company has determined that it neither was the operator of the platform that allows users to transact in crypto assets, nor was the Company in possession of the cryptographic keys for those crypto assets. As stated on page 6 of the Amendment, Chivo S.A. de C.V., a government of El Salvador controlled entity, is the operator of the Chivo digital wallet. And as stated on page 40 the government of El Salvador is in possession of the cryptographic keys. In the framework of Topic 5:FF, the Company would be considered a user of the platform.

For the Company’s White-Label services, and specifically for the operation of the White-Label ATMs for the government of El Salvador in El Salvador and the United States, the Company does not operate a platform that allows users to transact in crypto assets, and the Company is not in possession the cryptographic keys for those assets as stated in our Amendment on page 50. Therefore, we do not believe that Topic 5:FF, applies to this arrangement.

12.	In regard to the Company's adoption and application of Staff Accounting Bullet No. 121 ("SAB 121"), please address the following:

•	Quantify the total population of cryptocurrency assets held in custody by either the Company or on behalf of the Company at each reporting period date.
•	Reconcile the total population in the bullet above to where it is currently reflected, if at all, in the Company's financial statements (e.g., crypto assets held, asset for safeguarding obligation, etc.).
•	Explain how you considered cryptocurrency assets held and safeguarded on behalf of the El Salvador government, as you disclose on page 57.
•	Tell us if the Company holds, or engages other parties to hold on their behalf, any other cryptocurrency assets for any other customers, third parties, related parties or entities that are not included in the consolidated financial statements.
•	Consider revising your disclosures to clarify the above items accordingly.

RESPONSE:

In response to Staff’s comments, the Company does not have any crypto assets held in “custody” for another person or user, in accordance with our interpretation of that word as defined in CFR 275.206(4)-2(d)(2). In our discontinued BitQuick service, we held a 1-of-3 cryptographic key in a multi-signature wallet that was insufficient to obtain possession of the crypto assets and that cryptographic key did not represent our ownership rights of those crypto assets. In the case of either of our services for the government of El Salvador (sale of Intellectual Property or operation of White-Label ATMs), we do not maintain any cryptographic keys or possession of crypto assets. For the government of El Salvador, we believe that Chivo S.A. de C.V. would be the custodian of digital assets for the users.

We believe that in the case of the Company’s discontinued BitQuick service, the Company was safeguarding crypto assets because we both: (i) operated a platform; and (ii) had possession of 1-of-3 cryptographic key in a multi-signature wallet. Our financial statements reflected this interpretation of SAB 121 and Topic 5:FF, because we included Bitcoin held for delivery to BitQuick users as an asset and a corresponding current liability, both marked to market. We have disaggregated those two items in the financial statements in the Amendment on pages F-20 and F-52.

United States Securities and Exchange Commission

June 24, 2022

For the purposes of providing White-Labeled Bitcoin ATMs for the government of El Salvador, the Company maintains limited access rights to the digital wallet platform operated by Chivo S.A. de C.V. Those access rights do not constitute safeguarding per the examples shown in Topic 5:FF. The Company maintains a user account that can perform wallet transactions such as is necessary to operate the White-Label Bitcoin ATMs, but neither maintains a platform nor possesses  cryptographic keys. The assets, both dollars and Bitcoin, held in that user account are the property of the government of El Salvador. The Company has the responsibility of managing those balances including exchanging dollars for Bitcoin or Bitcoin for dollars as the needs arise. We have revised our disclosure on page 75 to remove the word safeguard and replace it with “manage”.

As stated in the Company’s disclosure on page 55, as of March 31, 2022, the Company continues to safeguard 6 Bitcoin, valued at $286,000, for its discontinued Bitquick platform pending the removal of the Bitcoin by the Bitcoin Sellers. The Company does not custody or otherwise safeguard any other crypto assets in its continuing operations, either directly or indirectly.

Liquidity and Capital Resources, page 55

13.	Please revise to disclose that “operational working capital” is a non-GAAP measure and reconcile this measure to the most comparable GAAP measure. Further, address why this measure is a more accurate reflection of liquidity to facilitate operations and how the company manages daily obligations

RESPONSE:

In response to Staff’s comments, we have added the following explanation and table addressing the reconciliation of GAAP net working capital and our internal operational net working capital measure, which can be found on page 72 of the Amendment:

We measure our liquidity internally for management purposes on a operational net working capital basis. Operational net working capital – GAAP net working capital (GAAP current assets less GAAP current liabilities) excluding other advances, prepaid expenses and other current assets, accounts payable related party, advances for revenue contract, leased liabilities, current portion of long-term debt, short-term debt, current portion of related party note payable, related party crypto asset borrowings, funds owed to customers and uncertain tax position. As of March 31, 2022, operational working capital was a deficit of $1,330,000. Operational working capital was $1,461,000 and $1,171,000, as of December 31, 2021 and 2020, respectively. This methodology takes a conservative approach to current assets only including cash and accounts receivable. This methodology, from a current liabilities perspective, takes into account only liabilities that are short-term obligations that cannot be re-negotiated or changed. Management believes this measurement of liquidity is a more accurate reflection of liquidity to facilitate operations and how we manage our daily obligations.

United States Securities and Exchange Commission

June 24, 2022

	Three Months Ended	Twelve Months Ended
	March 31,	December 31,	December 31,
(in thousands)	2022	2021	2020
GAAP net working capital	$(6,042)	$(4,051)	$(2,111)

GAAP current assets	$9,039	$7,948	$2,201
Less:
Other Advances	1,595	845	–
Prepaid expenses and other current assets	884	727	116
Non-GAAP current assets	$6,560	$6,376	$2,085

GAAP current liabilities	$15,081	$11,999	$4,312
Less:
Accounts payable, related party	407	407	407
Advances for revenue contract	3,500	3,500	–
Leased liabilities	807	624	487
Long-term debt, current portion	1,968	1,959	1,354
Short-term debt	59	75	–
Related party note payable, current portion	90	90	27
Related party crypto asset borrowings	–	–	881
Funds owed to customers	161	256	242
Uncertain tax position	199	173	–
Non-GAAP current liabilities	$7,890	$4,915	$914
Operational net working capital	$(1,330)	$1,461	$1,171

(1) Operational net working capital – non-GAAP current assets less non-GAAP current liabilities as noted in the table above.

14.	We note that the Company has an outstanding accounts receivable balance of $1,418,800 from the El Salvador Government at December 31, 2021. We also note that the El Salvador Government discontinued using the Company’s services on or about December 15, 2021. Please revise your disclosures to address the following:

•	Clarify if any amounts billed by the Company have been disputed or have been offset based on the information included within Section 5.5 of the MSA.
•	Clarify if any amounts are past due and if so, how long past due.
•	Disclose how you have evaluated the collectability of the outstanding receivables in light of their determination to discontinue using the Company's services.
•	Quantify the purchases of Bitcoin from and payments made to the El Salvador Government during the periods presented. In addition, discuss the sources of liquidity available to perform these activities.
•	Disclose if there are any additional amounts owed to the Company by the El Salvador Government subsequent to their determination to discontinue using the services on December 15, 2021 that have not been included in the outstanding accounts receivable at December 31, 2021.

United States Securities and Exchange Commission

June 24, 2022

RESPONSE:

In response to Staff’s comments, we revised our disclosure on page 8, note 2 of the Amendment to provide that none of the amounts previously billed by the Company and recorded as revenue and accounts receivable as of December 31, 2021 and March 31, 2022 have been disputed by the government of El Salvador (“GOES”). The oldest invoice has been open for over 170 days as of the date of this Amendment as the GOES has multiple levels of approval in their payables process. The Company expects to be paid in full once the approval steps are completed.   There is no reason for the Company to believe that the remaining contracted amounts will not be collected. There were no purchases of Bitcoin or payments to GOES for the period presented. All assets and fiat currency used to effect transactions in the operations of the white-label ATMs are owned and controlled by GOES. Fiat currency deposited to the Company's bank account in the regular course of service operations that remain in the Company's bank account on the reporting date were provided proper restriction in El Salvador and are presented as part of Restricted cash in the Consolidated Balance Sheets.

Capital Expenditure Commitments and Off-Balance Sheet Arrangements, page 57

15.	We your disclosure on page 43 stating that the "Company does not, as of the date of this prospectus, safeguard any digital assets on behalf of users." However, we also note your disclosure here stating that the "Company is not a party to any off-balance sheet transactions except for the safeguarding of certain assets for the government of El Salvador" and "the Chivo branded ATMs are provided with operating capital including USD and Bitcoin, over which the Company has responsibilities to safeguard." Please address the following:

•	Provide us with a reference to the section and language in the MSA that discusses the Company's safeguarding obligations.
•	Explain to us and reconcile how these disclosures are consistent with each other.
•	Tell us specifically how you evaluated the impact of the Company's safeguarding obligations for the government of El Salvador and these Chivo branded ATMs in your application of SAB 121, including how you considered the regulatory, technological, and legal risks and loss exposure associated with safeguarding crypto assets for your users or customers.
•	In relation to the above items, quantify the amount of cryptocurrency assets that the Company is safeguarding at each reporting period.
•	Revise your disclosures to clarify the above points.

RESPONSE:

In response to Staff’s comments, we have amended our disclosure as follows to include the following description of the Company’s risk related to funds used in the operation of the White-Label ATMs:

On page 73 of the Amendment:

Off-Balance Sheet Liability

Our contract with the government of El Salvador for the operation of the Chivo branded ATMs, specifically the Service Addendum 1 Section 11.2, which is included as Exhibit 10.27 to the registration statement which this prospectus is a part, obligates the Company to assume the risk of loss for funds used in the operation of the Chivo branded ATMs while those funds are in transit. The Company has contracted with licensed and insured cash logistics companies to securely transport such funds. The amount of funds in transit for the periods ending March 31, 2022, and December 31, 2021, were $818,000 and $797,000.

United States Securities and Exchange Commission

June 24, 2022

And on page F-33 of the Amendment:

Off-Balance Sheet Arrangements

In the normal course of business, the Company’s contract with the government of El Salvador for the operation of the Chivo branded ATMs obligates the Company to assume the risk of loss for funds used in the operation of the Chivo branded ATMs while those funds are in transit. The Company has contracted with licensed and insured cash logistics companies to securely transport these funds. The logistics companies’ insurance covers in full the value of the funds in transit however, in the event of a loss or destruction of the funds in transit, the Company could encounter a timing delay between insurance payment for lost funds and the date of actual loss. The amount of funds in transit varies based on multiple factors including but not limited to economic activity, seasonality, holiday and bank closure calendars. The amount of funds in transit for the periods ending March 31, 2022, and December 31, 2021, were $818,000 and $797,000.

As of the date of this Amendment, the Company does not operate a platform for users. And except for the discontinued BitQuick service as described above, the Company does not hold cryptographic keys for assets used by its customers. These activities (platform operation and holding cryptographic keys) are the two indicators of “safeguarding” in Topic 5:FF. Therefore, we do not believe that we are safeguarding in relation to our activities for the government of El Salvador. We have revised our disclosure to use the word “managing” in place of “safeguarding” for the assets of the government of El Salvador that are used in the Chivo branded ATMs.

Critical Accounting Policies and Estimates Revenue Recognition, page 58

16.	We note your response to comment 16, and disclosures here, stating that the payment terms on the agreement with the government of El Salvador is net 60. Please reconcile these disclosed payment terms (i.e. net 60) to section 5.5 in Exhibit 10.27 of the MSA, which state that invoiced amounts are due to Company within 30 days.

RESPONSE:

In response to Staff’s comments, we revised our disclosure on page 76 and confirming the disclosures on pages F-12 and F-44 of the Amendment to clarify the terms of payment as Net 30 for invoices billed from the local El Salvador entity and Net 60 for invoices billed from foreign companies as outlined in the contracts shown in Exhibit 10.27 section 5.5, Exhibit 10.26 section 2 and Exhibit 10.25 section 3.

The Business

Loan from Banco Hipotecario, page 64

17.	The disclosures indicate the Company intends to utilize the loan proceeds to expand its fleet of Bitcoin ATMs and for general corporate purposes. In light of the Government of El Salvador discontinuing its use of the Company’s software on or about December 15, 2021, please disclose any changes in the disclosed plans for the proceeds and address the sources of funds to repay the amounts borrowed given the negative working capital position and the additional liquidity requirements.

United States Securities and Exchange Commission

June 24, 2022

RESPONSE:

In response to Staff’s comments, we confirm that proceeds from the loan from Banco Hipotecario were used for the purchase and expansion of the Bitcoin machines, as indicated in our disclosure. The Company’s contract for the support of the Chivo Ecosystem with the government of El Salvador was set to expire on December 31, 2021 unless extended. The discontinuation of the services on December 15, 2021 did not affect the use of the proceeds of the loan and has not impacted our other operating activities in El Salvador as disclosed on page 7 of the Amendment.

The Company has commenced making the required monthly payments beginning in January 2022. As presented in our financial statements, the loan amount on December 31, 2021 was $1,500,000, loan payments of $49,000 began in January and are reflected by the reduction of the loan balance at March 31, 2022 of $1,387,000. Ongoing service agreements with the Government of El Salvador for the White-Labeled ATMs, which include additional service fees for the deployed machines, revenues from other customer contracts, ongoing services fees and the cash flows generated in the normal operations of our business are expected to continue to support the required payments on this loan.

Note 5. Crypto Assets Held, page F-19

18.	We note the response to comment 29. Please address the following for each reporting period presented:

•	Provide a thorough description regarding the nature, type, substance and amount of expenses paid to vendors through the issuance of crypto assets.
•	Further explain the Company's conclusion and basis that these are not in the scope of ASC 845. Specifically, tell us how you considered the counterparties in these arrangements to be customers vs. non-customers.
•	Provide us with illustrative journal entries for these transactions, identifying the measurement basis (i.e., fair value, carrying value, etc.) for each component.
•	Quantify the amount of gains or losses recognized as part of Other (income) expense on these transactions.

RESPONSE:

The Company does not “issue crypto assets” in the sense that it does not create any new crypto assets for the purpose of paying vendors. The Company does use crypto assets, the same set that it ordinarily transacts in, as a payment to vendors in exchange for their goods and services.

In response to Staff’s comment regarding our accounting policy and consideration of ASC 845 in the context of paying vendors with crypto assets, we have amended our disclosure on page 77 of the Amendment:

Expenses Paid in Crypto Assets

The Company considers the guidance in ASC 350, ASC 606, ASC 610, and ASC 845 when it evaluates the derecognition of its digital assets paid to vendors in lieu of cash payments. In these transactions, we have been invoiced by a vendor and given the option to pay in USD or crypto assets, typically Bitcoin. The amount of Bitcoin is determined by the market wide and easily determined price in accordance with the guidance of ASC 820, Fair Value Measurement. The Company records as an expense the USD value of the invoice and then considers the above references to determine the proper way to derecognize the intangible long-lived asset used as payment.

United States Securities and Exchange Commission

June 24, 2022

We consider the scoping exceptions for each of those topics and conclude that that the scope of 610-20 most closely matched the facts of the transactions. ASC 610-20-15-2 states “nonfinancial assets within the scope of this Subtopic include intangible assets,” which is how the company treats crypto assets.

We evaluated two possibilities to exclude these transactions from the scope ASC 845. The relevant exceptions to the scope of that Topic are as follows:

1) The transfer of goods or services in a contract with a customer within the scope of ASC Topic 606 in exchange for noncash consideration (ASC 845-10-15-4(j))

2) The transfer of a nonfinancial asset within the scope of ASC Topic 610-20 in exchange for noncash consideration (ASC 845-10-15-4(k))

For these transactions, our usage of the crypto asset is as a payment instrument to a vendor, therefore our interpretation of (1) above is for ASC 606 not to apply. We interpret (2) above to apply when the Company pays a vendor (who is not a customer) with a crypto asset (nonfinancial asset) in lieu of paying that same vendor with fiat currency (USD). Therefore, we account for the derecognition of the digital asset, in these transactions, under the guidance of ASC 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets. This is the same guidance as in ASC 350-10-40-1, Transfer or Sale of Intangible Assets.

ASC 610-20-15-2 explicitly states the scope to include intangible assets. We treat crypto assets as intangible assets. We then apply the general principle of ASC 610-32-2 for recognizing the gain or loss for the difference between the amount of goods or services we receive (fair market value, per ASC 820 Level 2) and the cost of acquiring the digital asset.

We record invoices from vendors in the appropriate expense category, in the correct time period in which services were provided, in USD and for vendors who elect to be paid in crypto assets, we transfer the crypto assets at market value at the time of transfer in line with ASC 820 – Fair Value Measurement. We then recognize as a gain or loss, the difference between the cost of acquiring the crypto asset and its value at the time of transfer to Other income (expense.)

Expenses paid to vendors includes payment for services performed and transaction fees on ATM operations including vendors such as Genesis Coin as reference in Exhibit 10.28 of the Amendment. Expenses are recorded as Debit to the Expense account for the amount in fiat currency and credit to accounts payable. Upon payment using Digital currency the Company debits the original payable amount and credits the carrying value of the Digital assets paid. Any gain and loss of this transaction is then recorded as Other income (expense). For the periods ending March 31, 2022, and December 31, 2021, recognized gains and losses for these transactions are $1,300 and $400, respectively.

Illustrative entry to recognize expenses:

DR	$50,000		Expenses
CR		$50,000	Accounts payable and accrued expenses

United States Securities and Exchange Commission

June 24, 2022

Illustrative entry to record payment using Digital Assets:

DR	$50,000		Accounts payable and accrued expenses
DR	5,000		Other income (expense)
CR		$55,000	Crypto assets held

Note 22. Fees on Borrowings, page F-29

19.	Please revise to clarify what the “fees for virtual vault services” represent.

RESPONSE:

In response to Staff’s comments, we updated our disclosure on pages 70, 73, F-31 and F-61 of the Amendment to include the following:

Virtual Vault is a term used in the Armored Car and Cash Transport industry to define a service provided by armored car services for assets considered property of the bank when the bank does not have a physical vault or location in a given state or location. The Fees for virtual vault services included in our income statement are for a currency availability service provided to the Company by its bank for making funds held in a virtual vault immediately available to the Company. Neither the term nor the service is related to virtual currency or crypto assets.

Exhibit Index, page II-3

20	You state that portions of exhibits 10.24, 10.25, 10.26, and 10.27 have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. Please indicate by brackets where the information is omitted from each exhibit and include the legend called for by Item 601(b)(10)(iv).

RESPONSE:

In response to Staff’s comments, exhibits 10.24, 10.25, 10.26 and 10.27 have been filed with the Amendment in compliance with Item 601(b)(10)(iv).

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 536-4085.

Very truly yours,

By:	/s/ Eric Gravengaard
Chief Executive Officer

cc: Matthew Ogurick, Esq.

cc: Iwona Alami, Esq.